Milestone Scientific, Inc.
220 South Orange Avenue
Livingston, N.J. 07039
(973) 535-2717
May 22, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention;	Mr. Dennis C. Hult
Staff Accountant
Milestone Scientific, Inc
File No. 1-14053
Dear Sirs;
     This letter is in response to the Staff’s comment letter dated May 19, 2008 regarding the Form 10-KSB for the year ended December 31, 2007 (the ’10-K”) and for the Form 10-Q for the three months ended March 31, 2008 (the March 10-Q) as filed by Milestone Scientific, Inc. As requested in your letter, our responses are keyed to the number of each comment in your letter. If you have any questions regarding the responses to your questions, please feel free to contact me at 973-535-2717 or Stephen Zelnick of Morse, Zelnick, Rose and Lander at 212-838-8040.
Your comment;
Form 10-KSB for the Fiscal Year ended December 31, 2007
Management’s Discussion and Analysis, page 16
Liquidity and Capital Resources, page 23
1.	Please revise future filings to discuss significant changes in the components of working capital — i.e., individually significant changes in the line items. For example, we note accounts payable increased significantly over the past year. Please address the impact on your working capital. We noted that we issued this same comment in a Staff’s comment letter dated October 12, 2007, to which you responded in your letter dated November 15,2007 that you would make this disclosure in your next Form 10-KSB. We fail to see the disclosure.

Our response;
     We will include in the next filing, Form 10-Q for the three months ended June 30, 2008 a more comprehensive disclosure on the changes of the components of working capital as noted above.
Statement of Operations, page F-5
2.	We refer to the loss on disposal of equipment of $241,530 in the year ended December 31, 2007. We generally believe that gains and losses resulting from the write-down or sale of assets previously used in operations should be classified as operating items in the income statement. This treatment appears consistent with the guidance prescribed by SFAS 144, as well. Accordingly, in the future filings please classify these items in the operating section of the income statement or tell us why you consider the present classification appropriate.
Our response;
     We will in future filings classify the loss on the disposition of assets in the statement of operations, included in continuing operations.
3.	To this regard, please tell us your consideration given to the guidance at paragraphs 41-44 of SFAS 144 in reporting the disposition of your teeth whitening business. Clarify your future disclosures as necessary based on our concerns.
Our response:
     The Company did not dispose of its teeth whitening business. While it no longer sells whitening product to a retail distributor, it continues to license this technology to a third party for sale of products to the professional market. The royalty income from this license is identified on the face of the Statement of Operations and also included in the Management Discussion and Analysis on page 22 of form10-KSB. With respect to paragraphs 41-44 of SFAS 144, the Company did not dispose of a business component, but only partially changed its distribution methods. It remains in the tooth whitening business as a licensor of the technology. We will clarify this position in future filings.
Exhibit 31, Certifications
4.	We noted that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings please do not include the title identification of the certifying individual at the beginning of the certification. Refer to Item 601 (31) of Regulation S-B.
Our response:
Noted. The Company will comply with this comment in future filings..
As requested, the Company is pleased to confirm that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you require any further information please do not hesitate to contact me or Mr. Zelnick, as noted above.
Respectively submitted,
/s/ Joseph D’Agostino
Joseph D’Agostino
Acting Chief Financial Officer
xc: Stephen Zelnick, Esq.